

Mail Stop 3720

September 25, 2009

Theodore S. Green
Chairman of the Board and Co-Chief Executive Officer
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

   Re: TM Entertainment and Media, Inc.
     Revised Preliminary Proxy Statement on Schedule 14A
     Filed September 18, 2009
     File No. 001-33746

Dear Mr. Green:

  We have reviewed your revised preliminary proxy statement and have the following comments. Please revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have added a new proposal to your proxy statement to approve an amendment to your amended and restated certificate of incorporation to
- eliminate the prohibition on the consummation of a transaction if holders of an aggregate of 30% or more of the shares of common stock issued in your initial public offering exercise their conversion rights, and

- provide conversion rights to all stockholders upon approval of the transaction, regardless of whether the stockholder votes for or against it.

Please provide an analysis explaining why you believe the proposed changes to the company's certificate of incorporation and the rights of your common stockholders are not so significant that they constitute the issuance of new securities that would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities. In the alternative, file a registration statement to register the transaction to reflect the new investment decision for your common stockholders as a result of these proposals.

2. It appears that you have bundled together under the "Initial Charter Amendment Proposal" proposed actions that are separate matters that require separate consideration by your stockholders. Please revise to include as separate proposals the removal of the 30% conversion limitation and the removal of the requirement that only holdings of the IPO shares who vote against the transaction may convert their IPO shares. Please similarly unbundle the proposals on your form of proxy card. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website at http://www.sec.gov/interps/telephone/phonesupplement5.htm.

3. Please clearly state throughout the document whether shareholders must elect to convert their shares at the time they vote on the transaction or whether they can elect conversion after the vote.

4. Please disclose whether TM's officers, directors, initial stockholders or their affiliates can convert any IPO shares they hold (including IPO shares acquired before the meeting to help secure approval of the transaction) and whether they intend to do so. Also disclose whether CME or its affiliates can convert any IPO shares they own, including IPO shares acquired before the meeting to help secure approval of the transaction. If so, disclose that the ability of these parties to convert any IPO shares they purchase to help secure approval of the transaction may facilitate the purchase of more shares for this purpose.

5. We note that the liquidation value of $7.91 per share that you use throughout document is based upon the amount in the trust account as of June 30, 2009. Please update this amount to a more recent date.

Conditions to Closing, page 5

6. We note that you are in the process of obtaining a waiver from the sellers and other parties to the transaction with respect to the closing condition requiring that holders of less than 30% of TM's stock exercise their conversion rights. Tell us

when management anticipates receiving this waiver and whether you will proceed with the proxy solicitation if you do not receive the waiver before the date you intend to mail the proxy statement. If you plan to proceed with the proxy solicitation prior to receiving the waiver, disclose this fact and the reasons why you are soliciting votes on proposals that would potentially violate a significant condition to closing. Disclose any risks to shareholders. Disclose how you will notify shareholders if you receive the waiver.

7. Revise your disclosure in the third paragraph under this subsection to specifically address how the company would pay for the maximum conversion amount under the initial charter proposals and meet the closing condition to deliver $10.0 million cash.

8. We note your response to comment two from our letter dated September 11, 2009. Please expand your disclosure to indicate that the "permitted financing" is for an amount of $50 million. We also note your statement on page 21 that the company is required to obtain $40 million in equity or debt financing "in connection with" the closing of the transaction. Please revise your description of the conditions to closing here and on page 87 to describe this financing obligation and clarify, if true, that this is in addition to the $50 million "permitted financing." Such disclosure should indicate when the company intends to complete the financing, the company's intended use of the financing as well as whether there will be any material limitations on its use.

The Initial Charter Proposal, page 7

9. Please briefly address stockholders' rescission rights as a result of the initial charter amendment proposals.

10. Briefly discuss the purpose of the current charter provisions you are asking shareholders to remove in the initial charter amendment proposals. Discuss the purpose and effect of removing these provisions from your charter. Discuss why you are submitting the initial charter amendment proposals to shareholders and making the transaction proposal conditioned upon approval of the initial charter amendment proposals.

Actions that May be Taken to Secure Approval of TM's Stockholders, page 10

11. We note your response to comment seven from our letter dated September 21, 2009 and your revised disclosure on page 11. Please clarify the manner in which these actions may impact the relative ownership of the company following the transactions.
12. Disclose whether TM, CME, the initial stockholders or their affiliates may purchase shares to help secure approval of the initial charter amendments.

Questions and Answers About the Transaction and the Special Meeting, page 12

Why is TM proposing to initially amend its Amended and Restated Certificate of Incorporation, page 13

13. Please expand your response to this question to explain management's reasons for submitting the initial charter amendment proposals to shareholders and the potential impact on the vote to approve the transaction.

Background of the Transaction, page 66

14. We note your response to comment nine from our letter dated September 21, 2009. Please explain why VisionChina Media was deemed to be the most comparable publicly traded company to CME, as noted on page 72. In addition, please clarify the material assumptions underlying the projections provided by CME, including, for example, whether they were based on the closing of the transaction and a 30% conversion of TM stockholders.

15. Please expand your disclosure to describe management's consideration of the initial charter proposal and any further negotiations with CME.

Satisfaction of Requirement that the Transaction has a Fair Market Value Equal to at least 80% of TM's Net Assets, page 75

16. We note your response to comment 13 from our letter dated September 11, 2009 and your additional disclosure on page 75. Please clarify the additional language at the end of the first paragraph of this section to explain that the enumerated factors created a conflict of interest that TM's management and board of directors had in negotiating the transaction on behalf of TM, which resulted in the value of the consideration being paid by TM exceeding 80% of TM's net assets.

Post-Closing Ownership of TM Common Stock, page 78

17. We note your statement in the first full paragraph of page 78 addressing the percentage of stock ownership if holders of 100% of the outstanding TM common stock issued in your initial public offering vote against the transaction. Please revise this statement to reflect the possibility that stockholders may exercise their conversion rights if they vote for or against the transaction.

The Initial Charter Amendment Proposal, page 91

18. Please expand your disclosure to address the other business reasons for the proposal, including, for example, management's belief that this proposal will increase the likelihood that the transaction will be approved. Please provide a basis for this and any other reasons for the proposal.

19. Because the number of stockholders who elect to convert could dramatically exceed 30%, discuss the potential negative effect on the liquidity of the company's stock following the transaction. Discuss the likelihood that the company might have very few public stockholders following the transaction and the ability of remaining stockholders to buy and sell the company's stock in the marketplace following the transaction.

The Authorized Share Increase Proposal, page 97

20. We note your response to comment 14 from our letter dated September 11, 2009 as well as your revised disclosure on page 97. Please clarify the last sentence of the third paragraph on this page to indicate what portion of the remaining 9,240,000 authorized shares you may issue to secure stockholder approval of the transaction. Please also disclose that having a large number of authorized and unissued shares may have anti-takeover effects.

CME's Management's Discussion and Analysis

Liquidity and Capital Resources, page 149

21. We note your response to comment 15 from our letter dated September 11, 2009. Please revise your disclosure to clarify that the "permitted financing" would be up to $50 million. Please also address TM's obligation to obtain $40 million in debt or equity financing and indicate how that obligation will impact CME's liquidity and capital resources after the transaction.

Unaudited Pro Forma Condensed Financial Information, page 156

22. We note that you intend to secure $40 million of additional capital through long-term debt in connection with the closing of the transaction. Tell us why you believe it is appropriate to reflect the debt facility in your pro forma financial statements. Refer to Article 11 of Regulation S-X in your response. Also, if it is appropriate to reflect the debt, tell us why it is not appropriate to reflect any related interest expense. Also, revise your discussion to include disclosures concerning the effect on the transaction if you are unable to secure the debt. In addition tell us how you considered the impact of not receiving the additional debt facility on your pro forma financial statements.

Information About TM Entertainment and Media, Inc.

Liquidity and Capital Resources, page 169

23. We note your statement that you may need to raise additional funds through a private or public offering of debt or equity securities to fund the conversion by your stockholders. Please clarify whether this is in addition to the $40 million in financing you reference throughout your preliminary proxy statement.

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Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffat, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,
/s

Larry Spirgel
Assistant Director

cc: Jack Levy (via facsimile)